March 25, 2020

Toyota Motor Corporation

TMC Announces Changes to Board Members and Supervisory Board Members, and Executive and Senior Management Responsibilities

Toyota City, Japan, March 25, 2020—Toyota Motor Corporation (TMC) announced today that it plans to implement changes to the executive structure as described below, effective on the day of TMC’s 116th Ordinary General Shareholders Meeting.

The formal appointment of board members and audit and supervisory board members will be made pending approval at the 116th General Shareholders Meeting. There are no scheduled changes to the audit and supervisory board members. The formal assignment of board members with specific titles, and the appointment of board members with the legal status to represent TMC (representative directors), will be made at the board of directors meeting following the 116th General Shareholders Meeting. The resignation of board members leaving their current posts will become official on the day of the 116th General Shareholders Meeting.

1) New Member of the Board of Directors

Name	Current	New
James Kuffner	Advanced R&D and Engineering Company (Senior Fellow) Toyota Research Institute – Advanced Development, Inc. (Chief Executive Officer)	Member of the Board of Directors

2) Members of the Board of Directors Resigning Posts

Name	Current Title
Didier Leroy	Member of the Board of Directors

For reference: Members of the board of directors and members (candidates) of the Audit and Supervisory Board following the 116th ordinary general shareholders meeting

Members of the Board of Directors

Name	Title
Takeshi Uchiyamada	Chairman of the Board of Directors (Representative Director)
Shigeru Hayakawa	Vice Chairman of the Board of Directors (Representative Director)
Akio Toyoda*1	President, Member of the Board of Directors (Representative Director)
Koji Kobayashi*2	Member of the Board of Directors (Representative Director)
Shigeki Terashi*2	Member of the Board of Directors
James Kuffner*2	Member of the Board of Directors
Ikuro Sugawara*3	Member of the Board of Directors
Sir Philip Craven*3	Member of the Board of Directors
Teiko Kudo*3	Member of the Board of Directors

*1Concurrent operating officer (president)

*2Concurrent operating officer

*3External board member

Audit and Supervisory Board members

Name	Title
Haruhiko Kato	Audit and Supervisory Board Member (full-time)
Masahide Yasuda	Audit and Supervisory Board Member (full-time)
Katsuyuki Ogura	Audit and Supervisory Board Member (full-time)
Yoko Wake	Audit and Supervisory Board Member
Hiroshi Ozu	Audit and Supervisory Board Member
Nobuyuki Hirano	Audit and Supervisory Board Member

3) New Operating Officer

Name	Current Title
James Kuffner	Advanced R&D and Engineering Company (Senior Fellow) Toyota Research Institute—Advanced Development, Inc. (Chief Executive Officer)

4) Changes in areas of responsibility for Operating Officers                * newly appointed

Name	Current	New
*James Kuffner	Advanced R&D and Engineering Company (Senior Fellow) Toyota Research Institute – Advanced Development, Inc. (Chief Executive Officer)	Chief Officer Chief Digital Officer Advanced R&D and Engineering Company Toyota Research Institute – Advanced Development, Inc. (Chief Executive Officer)
Yoichi Miyazaki	Business Planning Div. Sales & Operation Planning Div. KD Business Planning Div. (concurrent General Manager) Sales & Marketing Support Div.	Region CEO Asia Region (Chief Executive Officer) Toyota Motor Asia Pacific Pte Ltd. P.T. Toyota Motor Manufacturing Indonesia

5) Changes in areas of responsibility for Executive Fellow

Name	Current	New
Gill A. Pratt	Advanced R&D and Engineering Company (Executive Fellow) Toyota Research Institute, Inc. (Chief Executive Officer)	Chief Scientist and Executive Fellow for Research Toyota Research Institute, Inc. (Chief Executive Officer)

6) Changes in areas of responsibility for senior professionals/senior management (Senior General Manager level and above)

Name	Current	New
Yoshihiro Nakata	Asia Region (Chief Executive Officer) Toyota Motor Asia Pacific Pte Ltd. P.T. Toyota Motor Manufacturing Indonesia	Business Planning Div. Sales & Operation Planning Div. KD Business Planning Div. (concurrent General Manager) Sales & Marketing Support Div.

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